

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49279

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/09 (MM/DD/YY) AND ENDING 03/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stephen A. Kohn & Associates, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3232 South Vance Street, Suite 210
(No. and Street)

Lakewood	CO	80227
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen A. Kohn (303) 984-2558
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen A. Kohn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stephen A. Kohn & Associates, Ltd., as of March 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NICOLE S. SLACK
NOTARY PUBLIC
STATE OF COLORADO

Signature

President
Title

Notary Public

2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STEPHEN A. KOHN & ASSOCIATES, LTD.

TABLE OF CONTENTS

	Page(s)
Independent Auditors' Report	3
Statement of Financial Condition	4
Notes to Statement of Financial Condition	5 - 8

 SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Stephen A. Kohn & Associates, Ltd.

We have audited the accompanying statement of financial condition of Stephen A. Kohn & Associates, Ltd. as of March 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Stephen A. Kohn & Associates, Ltd. as of March 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

Greenwood Village, Colorado
May 17, 2010

STEPHEN A. KOHN & ASSOCIATES, LTD.

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2010

ASSETS

Cash and cash equivalents	$	48,659
Due from clearing broker		32,717
Deposit with clearing firm		26,075
Commissions receivable		21,821
Computers and equipment, at cost, net of accumulated depreciation of $2,424		4,934
Total assets	**$**	**134,206**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Commissions payable	$	47,000
Accounts payable and accrued expenses		42,862
Total liabilities		89,862
COMMITMENTS AND CONTINGENCIES (Notes 4 and 5)		
SHAREHOLDER'S EQUITY (Note 3):		
Common stock, par value $.001 per share; 800,000 shares authorized; 800,000 shares issued and outstanding		800
Additional paid-in capital		191,385
Deficit		(147,841)
Total shareholder's equity		44,344
Total liabilities and shareholder's equity	**$**	**134,206**

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Stephen A. Kohn & Associates, Ltd., (the "Company") was incorporated in Colorado on April 23, 1996 and operates as a securities broker-dealer dealing mainly in mutual funds and insurance related products. In addition, the Company may purchase and sell common stock on behalf of its customers and receive fees for investment banking activities.

Clearing Agreement

The Company under Rule 15c3-3(k)(2)(ii) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis.

The Company's agreement with its clearing broker provides that as clearing broker, the firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the company is a member.

Revenue Recognition

The Company records security transactions on a trade date basis. Commission revenue and related expenses have been recorded on a trade date basis. Other revenue is recognized when earned.

Depreciation

The Company provides for depreciation of computers and equipment on a straight-line basis over the estimated lives of the related assets ranging from 3 to 7 years.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers money market funds with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Income Taxes

The Company accounts for income taxes in accordance with Accounting Standards Classification Topic 740-10, *Accounting for Income Taxes*. Under the asset and liability method of FASB ASC Topic 740-10, deferred tax assets and liabilities are recognized for the estimated future tax consequences or benefits attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

Effective April 1, 2009, the Company adopted Financial Accounting Standards Board Accounting Standards Codification Topic 740-10, *Accounting for Uncertainty in Income Taxes*, which establishes that a tax position taken or expected to be taken in a tax return is to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The Company's adoption of FASB ASC Topic 740-10 did not have a material effect on its financial position, results of operations or liquidity.

NOTE 2 - INCOME TAXES

The Company utilized approximately $6,000 of its net operating loss carryforward to offset current year taxable income. As of March 31, 2010, the Company has a remaining net operating loss carryfoward of approximately $60,000 for income tax and financial reporting purposes, expiring at various dates through March 31, 2028.

Significant components of the Company's deferred tax liabilities and assets as of March 31, 2010 are as follows:

Deferred tax liabilities		
Depreciation	$	(1,236)
Deferred tax assets:		
Net operating loss carry forward		20,972
Valuation allowance for net deferred tax assets		(19,736)
	$	-

The valuation allowance increased by $2,444 for the year ending March 31, 2010.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At March 31, 2010, the Company had net capital and net capital requirements of $38,795 and $5,991, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 2.32 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company leases office space from an unrelated party and equipment from a related party under noncancellable operating leases. At March 31, 2010, aggregate minimum future rental commitments under these leases with initial or remaining terms in excess of one year are as follows:

March 31,		
2010	$	27,872
2011		10,827
2012		2,304
Total	**$**	**41,003**

Total rental expense of approximately $30,500 was paid for the year ended March 31, 2010, which includes $3,624 paid to the related entity.

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

The Company is in business as a securities broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. The Company is a broker and deals primarily in stocks, bonds and mutual funds which it buys and sells on behalf of its customers on a fully disclosed basis.

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the amounts due from this clearing broker could be subject to forfeiture.

The Company's financial instruments, including cash, receivables, payables and other accrued liabilities are carried at amounts which approximate fair value due to their short maturities.

NOTE 6 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.


SEC MAIL PROCESSING
RECEIVED
MAY 28 2010
WASH., D.C.
193
SECTION

STEPHEN A. KOHN & ASSOCIATES, LTD.

ASSESSMENT RECONCILIATION PURSUANT TO FORM SIPC 7

YEAR ENDED MARCH 31, 2010



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
Stephen A. Kohn & Associates, Ltd.
3232 South Vance Street, Suite 210
Lakewood, CO 80227

Ladies and Gentlemen,

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2010, which were agreed to by Stephen A. Kohn & Associates, Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Stephen A. Kohn & Associates, Ltd.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Stephen A. Kohn & Associates, Ltd.'s management is responsible for the Stephen A. Kohn & Associates, Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended March 31, 2010, with the amounts reported in Form SIPC-7 for the year ended March 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
May 17, 2010

STEPHEN A. KOHN & ASSOCIATES, LTD.

TRANSITIONAL ASSESSMENT RECONCILIATION
PURSUANT TO FORM SIPC-7
MARCH 31, 2010

General Assessment per SIPC-7, including interest	$	1,266
Less payments made with SIPC-6		(549)
Amount paid with Form SIPC-7	$	717

See the accompanying Independent Auditors' Report

STEPHEN A. KOHN & ASSOCIATES, LTD.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2010

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.